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                                                                    EXHIBIT 8.1

                                                                         , 1996
                         [ARNOLD & PORTER LETTERHEAD]

                               [EFFECTIVE TIME]

The Vigoro Corporation
225 North Michigan Avenue
Suite 2500
Chicago, Illinois 60601

Ladies and Gentlemen:

  You have requested our opinion regarding certain federal income tax consequences of the proposed merger (the "Merger") of Bull Merger Company ("Merger Sub"), a wholly-owned subsidiary of IMC Global Inc. ("IMC"), with and into The Vigoro Corporation ("Vigoro").

  IMC is a corporation organized under the laws of the State of Delaware and is headquartered in Northbrook, Illinois. Merger Sub will be a corporation organized under the laws of the State of Delaware solely for the purpose of facilitating the Merger. Vigoro is a holding company organized under the laws of the State of Delaware and is headquartered in Chicago, Illinois.

  The terms of the proposed Merger are contained in the Agreement and Plan of Merger dated as of November 13, 1995, between IMC, Merger Sub and Vigoro (the "Merger Agreement"). Terms not otherwise defined in this letter shall have the meanings assigned to them in the Merger Agreement.

  You have permitted us to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Merger Agreement, (2) all of the factual information, descriptions, representations and assumptions set forth in the Merger
Agreement and in the letters to us from Vigoro dated             , 1996 and
from IMC dated          , 1996 (the "Letters") were accurate and complete at
the respective dates of such letters and will be accurate and complete at the time the Merger becomes effective (the "Effective Time"), and (3) the disclosure set forth in the Joint Proxy Statement/Prospectus dated
           , 1996, that is to be mailed to Vigoro and IMC stockholders in connection with the special meetings of stockholders (at which the Vigoro stockholders will be asked to approve the Merger, among other proposals, and the IMC stockholders will be asked to approve the issuance of shares of IMC Common Stock pursuant to the Merger, among other proposals), was accurate and complete and will be accurate and complete at the Effective Time. You have also received an advance copy of this letter and recognize that we are relying upon the assumptions set forth herein. We have not independently verified any factual matters relating to the Merger with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

  Subject to the qualifications and other matters set forth herein and based on all the assumptions set forth in the preceding paragraph, it is our opinion that for federal income tax purposes--

    1. The Merger will constitute a "reorganization" within the meaning of
  Section 368(a) of the Internal Revenue Code of 1986, as amended (the
  "Code");

    2. Vigoro, Merger Sub and IMC will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

    3. No gain or loss will be recognized by IMC or Vigoro as a result of the Merger;

    4. To the extent Vigoro Common Stock is exchanged in the Merger for IMC Common Stock, no gain or loss will be recognized by the stockholders of Vigoro, except with respect to cash, if any, received in lieu of fractional shares of IMC Common Stock;

    5. The aggregate tax basis of the shares of IMC Common Stock received by each Vigoro stockholder pursuant to the Merger will be the same as the aggregate tax basis of the shares of Vigoro Common Stock exchanged therefor;
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    6. The holding period for shares of IMC Common Stock received by each
  Vigoro stockholder pursuant to the Merger will include the holding period of the shares of Vigoro Common Stock exchanged therefor, provided such shares were held as capital assets by the stockholder at the Effective Time; and

    7. A Vigoro stockholder who receives cash in lieu of fractional shares of IMC Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's tax basis in such fractional share and the amount of cash received.

  Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

  Our opinion is based on the understanding that the relevant facts are, and will be at the Effective Time, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected.

  Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist, none of which squarely addresses every precise factual circumstance present in connection with the Merger but all of which, taken together, in our opinion provide a sufficient legal basis for our opinions set forth herein. However, the possibility exists that our opinion as to the proper application of the law to the facts of the Merger would not be accepted by the Internal Revenue Service or would not prevail in court. In addition, the authorities upon which we have relied are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.

  We undertake no responsibility to update or supplement our opinion. Our opinion is directed to the Board of Directors of Vigoro. We consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to IMC's Registration Statement on Form S-4 relating to shares of IMC Common Stock that may be issued in connection with the Merger and to the reference to our firm under the headings "Summary--Certain Federal Income Tax Consequences" and "Certain Federal Income Tax Consequences" in the Joint Proxy Statement/Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                          Very truly yours,

                                          ARNOLD & PORTER